IPC The Hospitalist Company, Inc.

4605 Lankershim Boulevard, Suite 617

North Hollywood, California 91602

January 23, 2008

By Facsimile and EDGAR

Securities and Exchange Commission

Station Place

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	IPC The Hospitalist Company, Inc.

Registration Statement on Form S-1

File No. 333-145850

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the registrant, IPC The Hospitalist Company, Inc., hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective by 3:00 p.m. (Eastern Time) on January 24, 2008, or as soon thereafter as practicable.

The registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The registrant further acknowledges that the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Adam D. Singer, M.D.
Name: Adam D. Singer
Title: Chief Executive Officer